SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines increases flights between Orlando and São Paulo

From August 2nd we will operate one more non-stop daily frequency between Orlando and São Paulo. Extra flights also added for the peak holiday season.

São Paulo, July 22nd 2011 –We will operate a new daily flight (round-trip) between Orlando and São Paulo (Brazil) as of August 2nd, doubling the frequency on the route. The aim of the new flight is to meet the high and rising demand of passengers between both cities. Currently, TAM is the only carrier to fly non-stop and daily between Orlando and Brazil.

The Airbus A330 flying the Orlando-São Paulo route will offer 221 seats that includes a First Class cabin with four seat units that have been designed for the passenger’s maximum privacy and comfort. TAM Airbus offers a further 34 seats in Business Class and 183 in Economy Class.

Until August 1st we have also scheduled one extra daily flight between Orlando and São Paulo to meet the increased demand that is expected during the peak season.

We began flying from Brazil to Orlando in November 2008 and are offering fourteen weekly frequencies between the US city and São Paulo. We also operate flights to Miami and New York

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Linhas
Aéreas and Director of Investor Relations for TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795
Mobile. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 19 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.7% in June; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 14 million tickets via point redemption and is part of the Multiplus network, currently with 8.3 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,160 destinations in 181 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.